Exhibit 12.1

Propex Fabrics Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars are in millions)

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
Earnings:
Income (loss) from operations before income taxes	$3.1	$0.7	$14.6	$18.9	$10.1
Plus Fixed charges	14.8	9.1	6.4	5.2	5.1

Earnings	$17.9	$9.8	$21.0	$24.1	$15.2

Fixed charges:
Interest expense, including amortization of debt issue costs	$14.8	$9.1	$6.4	$5.2	$5.1
Estimated interest factor on rental expense	—	—	—	—	—

Fixed charges	$14.8	$9.1	$6.4	$5.2	$5.1

Ratio of Earnings to Fixed Charges	1.2	1.1	3.3	4.6	3.0